                      SECURITIES AND EXCHANGE COMMISSION
                            WASHINGTON, D.C. 20549


                                   FORM 6-K


                       Report of Foreign Private Issuer
                     Pursuant to Rule 13a-16 or 15d-16 of
                      the Securities Exchange Act of 1934


                        For the month of January, 2001

                               HAVAS ADVERTISING
                (Translation of registrant's name into English)


                              84, rue de Villiers
                         92683 Levallois-Perret Cedex
                                    France
                   (Address of principal executive offices)


     Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

           Form 20-F  [X]                       Form 40-F   [_]

     Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.


               Yes    [_]                           No      [X]


     If "Yes" is marked, indicate below the file number assigned to the
registrant in connection with Rule 12g3-2(b):   82-_______________

                     [HAVAS ADVERTISING LOGO APPEARS HERE]

For Immediate Release                                 Levallois, January 8, 2001

                       HAVAS ADVERTISING PARTICIPATES IN
 THE SALOMON SMITH BARNEY 2001 GLOBAL ENTERTAINMENT, MEDIA & TELECOMMUNICATIONS
                                   CONFERENCE

  The world's fourth largest communications group reviews major steps in its development and delivers the guidelines of its new 3-year growth plan for 2001-2003


The Havas Advertising group (Nasdaq: HADV; Euronext Paris SA: HAV.PA), the world's fourth largest communications group, today participated in the Eleventh Annual Salomon Smith Barney 2001 Global Entertainment, Media & Telecommunications Conference held in Scottsdale, Arizona. During the conference, Alain de Pouzilhac, Chairman and Chief Executive Officer of Havas Advertising; Jacques Herail, Executive Vice President and Chief Financial Officer of Havas Advertising; and Bob Schmetterer, Chairman and Chief Executive Officer of Euro RSCG Worldwide, outlined the company's very positive evolution during the last 3 years, its excellent positioning in marketing services and its favorable geographic footprint, especially in Europe. Regarding Snyder Communications, de Pouzilhac confirmed that its integration continues to be easy, fast and on-track to generate new revenues for the group.

During this major conference, de Pouzilhac also delivered the guidelines of Havas Advertising's 3-year growth plan for 2001-2003.

"Havas Advertising has become a leading global player in the advertising, marketing services and communications sector by achieving our previous growth objectives 15 months ahead of the plan, which was presented to the financial community in 1998. Our strategy going forward is to strengthen Havas Advertising's position among the industry's top leaders and to close the gap between the top three ranking companies and our group, both in terms of revenues and profit," stated de Pouzilhac.

de Pouzilhac reviewed the key financial goals to reach this overall objective. They include:

o An organic growth target of between 10 - 15% per year in revenue based upon continued strong net new business, the benefits from synergies and cross-fertilization with the Snyder companies, and an expanding and strong existing client base;

o An even more aggressive acquisition program leading to continued strong total growth in overall company revenues;

o Continued strong EBITA margin expansion with a target of 15% by the second half of 2001 and reaching more than 16% in 2003; and

o  A cash EPS objective growth rate target of between 15 - 20% annually.

de Pouzilhac also emphasized that it is a strategic imperative for Havas Advertising to take maximum advantage of the potential represented by integrated communications.

"In an era of globalization, clients increasingly want integrated communications which blend the best elements of marketing services with traditional advertising. We believe we are ideally positioned to take advantage of this trend given our very strong position in marketing services, which represents 60% of our business mix. In conclusion, we are confident in Havas Advertising's potential and the significant opportunities to become an even more important leading player in our industry, " de Pouzilhac concluded.

About Havas Advertising
Havas Advertising (Nasdaq: HADV; Euronext Paris SA: HAV.PA) is the world's fourth largest communications group.* Based in Paris, Havas Advertising has four operating divisions - Euro RSCG Worldwide, headquartered in New York, NY, Media Planning Group in Barcelona, Spain, Diversified Agencies Group in Paris, France and Arnold Worldwide Partners, headquartered in Boston, Massachusetts. Havas Advertising brings a multicultural approach to its business that distinguishes it from other major communications companies. Havas Advertising has a presence in 75 countries. Havas Advertising offers a complete line of communications services, including general advertising, direct marketing, media planning and buying, corporate communications, sales promotion, design, sports marketing, human resources, multimedia interactive communications and public relations. Havas Advertising has a worldwide presence of over 250 agencies and a staff of approximately 20,000.

Further information on Havas Advertising can be found on the company's web site at: www.havas-advertising.com or in Havas Advertising's registration statement
    -------------------------
on Form F-4 filed with the SEC (SEC file #333-43362), which may be obtained free of charge at the SEC's website, www.sec.gov.

*  Advertising Age Annual Agency Report ranking, April 24, 2000

Contacts :    Julie-Emilie Ades  - (33 1) 41 34 30 16
              Alain Camon        - (33 1) 41 34 30 51
              Robert McCann      - (33 1) 41 34 36 32

FORWARD-LOOKING INFORMATION
This document contains certain "forward-looking statements" within the meaning of the Private Securities Litigation Reform Act of 1995. These statements are based on management's current expectations and are subject to uncertainty and changes in circumstances. Forward-looking statements can be identified by the fact that they do not relate strictly to historical or current facts. They often include words like "believe," "expect," "anticipate," "estimated," "pro forma," and "intend" or future or conditional verbs such as "will," "would," or "may." Certain factors that could cause actual results to differ materially from expected results include changes in global economic, business, competitive market and regulatory factors. More detailed information about these factors is contained in Havas Advertising's filings with the Securities and Exchange Commission.
                                    # # # #

                                  SIGNATURES

     Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.


                              HAVAS ADVERTISING
                              (Registrant)


Date:  January 10, 2001       By:  /s/ Jacques Herail
                                   -------------------------
                                   Name:  Jacques Herail
                                   Title: Director General